State of Delaware
Secretary of State
Division of Corporations
Delivered 08:04 AM 11/13/2023
FILED 08:04 AM 11/13/2023
SR 20233952263 - File Number 7602922

CERTIFICATE OF AMENDMENT TO THE AMENDED CERTIFICATE OF INCORPORATION OF MICROMOBILITY.COM, INC.

Pursuant to Section 242 of the Delaware General Corporation Law

November 13, 2023

The undersigned, being a duly authorized officer of micromobility.com, Inc. (the "Corporation"), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is "***micromobility.com Inc.***".

2. The Corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on September 11, 2019 (the "Original Certificate"), as amended on October 29, 2019, August 12, 2021 and March 30, 2023 (the "Amended Certificate").

3. That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Amended Certificate to amend Article FIFTH, Section One and Section Two, thereof as set forth herein, and declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.

4. This fourth Amendment to the Amended Certificate (this "Amendment") amends the Amended Certificate.

5. This Amendment was duly adopted by the affirmative vote of the holders of a majority of the issued and outstanding stock of the Corporation that was present at a duly held meeting of stockholders in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware and the Amended Certificate.

6. This Amendment shall become effective on the date of filing with the Secretary of State of the State of Delaware.

7. The text of Section One and Section Two of Article FIFTH of the Corporation's current Amended Certificate is hereby amended to read in full as follows:

> Section 1. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is ONE BILLION (1,000,000,000) shares, consisting of (A) NINE HUNDRED MILLION (900,000,000) shares of Common Stock, $0.00001 par value, and (B) ONE HUNDRED MILLION (100,000,000) shares of Preferred Stock, $0.00001 par value per share (hereinafter, the "Preferred Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof.
>
> Upon the filing, and effectiveness on December 4, 2023 (the "Effective Time"), pursuant to the General Corporation Law, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each one-hundred-fifty (150) (the "Reverse Split Factor") outstanding shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Common Stock (the "Reverse

Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been converted, subject to the elimination of fractional share interests as described above.

Section 2. Common Stock. A statement of the designations of the Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Common Stock shall receive Common Stock or rights to acquire Common Stock, as the case may be.

(c) Liquidation. Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

IN WITNESS WHEREOF, micromobility.com Inc. has caused this Amendment to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

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micromobility.com Inc.

By: DocuSigned by:

Name: Salvatore Palella

Title: Chief Executive Officer and Chairman of the Board